

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2013

<u>Via E-mail</u>
Lirong Wang
President
Mullan Agritech, Inc.
Quastisky Building, PO Box 4389, Road Town
Tortola, British Virgin Islands

   Re: Mullan Agritech, Inc.
     Amendment No.1 to Registration Statement on Form 10-12G
     Filed September 16, 2013
     File No. 000-55007

Dear Mr. Wang:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>General</u>

1. We note your response to comment 6 in our letter dated August 15, 2013. Given your status as a blank check company and ability to engage in public offerings, please revise your disclosure to discuss the effect of your status as a blank check company on the company. In particular, discuss the requirement that you comply with Rule 419 of the Securities Act, including the requirements of Rule 419.

2. We note that you intend to acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Please describe further why you believe your company, a reporting shell with minimal assets, would be attractive to a company seeking to become public. In this regard, please explain the perceived benefit of a private company becoming public by merging with you as opposed to filing its own Form 10 registration statement under the Exchange Act, and address the consideration that such private company would have to provide to you, the fact that you would not provide such company with a shareholder base, and your obligation to file a Form 8-K in connection with such a transaction that includes Form 10 information regarding the private company.

Item 5. Directors and Executive Officers, page 5

3. We note your statement that Mr. Wang "holds positions with other businesses." If these positions are positions of employment or directorship, please revise Mr. Wang's biographical information on page 6 to include a description of such positions, including the nature of the business being conducted by such businesses. Please also revise to indicate the nature of the business being conducted by each of Shanghai Muliang Industries Co., Ltd. and Shanghai Aoke Chemical Products Co., Ltd. Please refer to Item 401(e) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 7

4. Please include in this section a description of the transaction pursuant to which Mr. Wang purchased all of the outstanding stock of the company. Please refer to Item 404(d) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-12

5. We reviewed your response to prior comment eight in our letter dated August 15, 2013 and the revisions to your audit report. The auditor's report still does not reference the appropriate period from January 31, 2011 (inception) to the latest fiscal year-end for the statements of operations, changes in stockholders' equity and cash flows. Please ensure that your independent accountant has audited amounts from January 31, 2011 to December 31, 2012 and if so, makes reference as such in the audit report.

Consolidated Statements of Operations and Comprehensive Income, page F-14

6. We reviewed your response to prior comment nine in our letter dated August 15, 2013 and we are aware that the amounts disclosed are net of tax. FASB ASC 220-10-45-12 and 220-10-45-17 requires you to disclose on the face of the financial statements, or in the notes to the financial statements, the gross changes, along with the related tax expense or benefit, of unrealized foreign currency translation adjustment and any other classification of other comprehensive income. Please tell us how you have complied with those requirements or revise your disclosures accordingly.

You may contact, Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director